

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2024

Jarrod Langhans
Chief Financial Officer
Celsius Holdings, Inc.
2424 N Federal Highway
Suite 208
Boca Raton , FL 33431

> **Re: Celsius Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **File No. 001-34611**

Dear Jarrod Langhans:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing